Room 4561

November 14, 2007

Robert A. Kleist
Chief Executive Officer
Printronix Inc.
14600 Myford Road
Irvine, CA 92606

      Re: Printronix, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed October 22, 2007
              File No. 0-9321

Dear Mr. Kleist:

We have reviewed your November 8, 2007 response to our November 5, 2007 comment letter and have the following comment.

November 8, 2007 Response Letter

1.   For all meetings with Vector Capital Partners IV, L.P. ("Vector") at which Mr. Kleist was present, please provide a complete description of the subject matter of such meetings, including a summary of all information provided by Mr. Kleist to representatives of Vector. Please provide copies of any data, documents, presentations or other information exchanged between Mr. Kleist and the representatives of Vector at such meetings.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Matt Crispino at (202) 551-3456 or Jay Ingram at (202) 551-3397 if you have questions. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (949) 725-4100
        Michael H. Mulroy
        Stradling Yocca Carlson & Rauth
        Telephone: (949) 725-4000